UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

November 14, 2025

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NOVO NORDISK A/S

 (Exact name of Registrant as specified in its charter)

Novo Allé 1

DK- 2880, Bagsvaerd

Denmark

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Resolutions from the Extraordinary General Meeting of Novo Nordisk A/S

Bagsværd, Denmark, 14 November 2025 - Today, Novo Nordisk A/S held its Extraordinary General Meeting, which was convened to elect new members of the Board of Directors.

At the Extraordinary General Meeting, Helge Lund (chair), Henrik Poulsen (vice chair) and the Board members Laurence Debroux, Andreas Fibig, Sylvie Grégoire, Christina Law and Martin Mackay stepped down from the Board of Directors.

Resolutions adopted at the Extraordinary General Meeting

Elections

• Election of Lars Rebien Sørensen as chair of the Board of Directors.

• Election of Cees de Jong as vice chair of the Board of Directors.

• Election of Britt Meelby Jensen and Stephan Engels as members of the Board of Directors

All elections are for the period until the next Annual General Meeting, on 26 March 2026.

At the Extraordinary General Meeting, Lars Rebien Sørensen, chair of the Board of Directors of the Novo Nordisk Foundation, said: “My mandate is very clear. I have two important tasks together with the Board: First, to support the CEO and the management in its transformation plans to regain its competitive leadership, and second, prepare the way for my successor. Let me also stress, that as the future chair I will attend to the interests of not only the Novo Nordisk Foundation but all shareholders of the company. I am looking forward to engaging with and having a dialogue with the minority shareholders to understand their views.”

Composition of the Board of Directors and its committees

After the Extraordinary General Meeting, the Board of Directors appointed members of its committees.

The Board of Directors, including its committees, is now composed as follows:

• Lars Rebien Sørensen (chair of the Board and chair of the People and Governance Committee)

• Cees de Jong (vice chair of the Board, chair of the Remuneration Committee and member of the Audit Committee)

• Elisabeth Dahl Christensen (employee-elected board member and member of the Remuneration Committee)

• Stephan Engels (chair of the Audit Committee and member of the Remuneration Committee and People and Governance Committee)

• Liselotte Hyveled (employee-elected board member and member of the Research & Development Committee)

• Mette Bøjer Jensen (employee-elected board member and member of the Audit Committee)

• Britt Meelby Jensen (member of the Remuneration Committee and member of the Research & Development Committee)

• Kasim Kutay (chair of the Research & Development Committee)

• Thomas Rantzau (employee-elected board member and member of the People and Governance Committee)

Novo Nordisk is a leading global healthcare company founded in 1923 and headquartered in Denmark. Our purpose is to drive change to defeat serious chronic diseases built upon our heritage in diabetes. We do so by pioneering scientific breakthroughs, expanding access to our medicines and working to prevent and ultimately cure disease. Novo Nordisk employs about 78,500 people in 80 countries and markets its products in around 170 countries. Novo Nordisk's B shares are listed on Nasdaq Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com, Facebook, Instagram, X, LinkedIn and YouTube.

Contacts for further information

Media:
Ambre James-Brown +45 3079 9289 globalmedia@novonordisk.com	Liz Skrbkova (US) +1 609 917 0632 lzsk@novonordisk.com

Investors:
Jacob Martin Wiborg Rode +45 3075 5956 jrde@novonordisk.com	Sina Meyer +45 3079 6656 azey@novonordisk.com

Max Ung +45 3077 6414 mxun@novonordisk.com	Christoffer Sho Togo Tullin +45 3079 1471 cftu@novonordisk.com

Alex Bruce +45 34 44 26 13 axeu@novonordisk.com	Frederik Taylor Pitter +1 609 613 0568 fptr@novonordisk.com

Novo Nordisk A/S Investor Relations	Novo Allé 1 2880 Bagsværd Denmark	Telephone: +45 4444 8888	www.novonordisk.com CVR no: 24 25 67 90
Company announcement No 35 / 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: November 14, 2025	NOVO NORDISK A/S Maziar Mike Doustdar Chief Executive Officer